SES AI CORPORATION

35 CABOT ROAD

WOBURN, MASSACHUSETTS 01801

April 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:    SES AI Corporation – Application for Withdrawal of Registration Statement on Form S-3ASR (File No. 333-271420)

To Whom It May Concern:

SES AI Corporation (the “Company” or “SES”) hereby requests that its Registration Statement on Form S-3ASR (File No. 333-271420), originally filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2023 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3ASR,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3”. No securities were sold pursuant to the Registration Statement. The Company is concurrently filing with this withdrawal request a correctly tagged Registration Statement with the code “S-3” solely to rectify the form type error specified above. In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees payable to the Commission in connection with the filing of the Registration Statement be credited to this new registration statement filing.

Should you have any questions regarding this request, please contact Scott Levi of White & Case LLP, counsel to the Company, at (212) 819-8320

Sincerely,

SES AI Corporation

By:	/s/ Jing Nealis
Name:	Jing Nealis
Title:	Chief Financial Officer

CC: Joel Rubinstein, White & Case LLP

Scott Levi, White & Case LLP

Jonathan Rochwarger, White & Case LLP